Filed pursuant to Rule 433
Registration Statement No. 333-140062-01
Dated March 26, 2007

COVIDIEN LTD.

Free Writing Prospectus Published or Distributed by Media

On March 21, 2007, The St. Louis Post-Dispatch, a daily newspaper, as well as its online publication, STLtoday.com, published an article concerning Covidien Ltd., the full text of which is reproduced below.

The article published by The St. Louis Post-Dispatch and STLtoday.com was not prepared by or reviewed by Covidien prior to its publication, nor was Covidien aware of the publication of the article prior to March 21, 2007. Statements in the article that are not attributed directly to Mr. Wright or based on, or derived from, Covidien’s public filings with the SEC represent the author’s or others’ opinions, and are not endorsed or adopted by Covidien.

Full Text of the St. Louis Post-Dispatch and STLtoday.com Article

Former Mallinckrodt will benefit from Tyco spinoff
By Rachel Melcer
ST. LOUIS POST-DISPATCH
Wednesday, Mar. 21 2007

The former Mallinckrodt company, a unit of Tyco Healthcare, is about to find out that good things come in smaller packages.

The Hazelwood-based business unit, which makes active ingredients for generic drugs as well as medical imaging chemicals, since 2000 has been part of conglomerate Tyco International Inc. But by this summer, Massachusetts-based Tyco Healthcare will be spun out as a smaller public company known as Covidien.

And Covidien plans to increase spending on research and development, said Timothy R. Wright, who on Tuesday was appointed president of the local operation.

As a smaller company focused solely on health care, Covidien can provide more support here than did Tyco International. The conglomerate bought Mallinckrodt as part of an acquisition spree, then was distracted by corporate scandal, economic turbulence and downsizing.

“This is an investment story,” Wright said. “Our objective now, as part of Covidien, is to focus on our organic growth — and where we’re going to get that is in our research and development programs.”

The local pharmaceutical products and imaging businesses have annual sales of about $2.1 billion, about 20 percent of Covidien’s total. The local unit is the world’s largest manufacturer of acetaminophen, the active ingredient in Tylenol, and one of the biggest generic pharmaceutical suppliers in the United States. Its imaging products are used for early diagnosis and treatment of cancer and other disease.

But the unit isn’t as innovative as it should be, Wright said.

“Our next big step will be … to be in a position to develop new drug applications,” he said. “That’s going to require a new set of skills.”

Wright is new to the job and couldn’t give specifics. But based on early impressions, he said the unit’s talented scientists need greater resources, which could mean expanding a research center in Webster Groves. He also sees the need for “some key hiring.”

Tyco Healthcare has spent a smaller portion of its revenue on research and development than the pharmaceutical industry in recent years. It is catching up and looking to hire, just as big drug makers are scaling back in response to market pressure and falling sales. So, some talented people should be available, Wright said.

The company also plans to rejuvenate relationships with research hospitals and academia, including Washington University School of Medicine, he said.

Michael Welch, director of the university’s Division of Radiological Sciences, said the once strong research collaborations with Mallinckrodt waned under Tyco International. His division, which gets more federal National Institutes of Health grant money for radiology than any other U.S. university, currently doesn’t have any projects with the company. Welch said he is aware of one project being negotiated with a nanotechnology researcher in the chemistry department.

“I’ve been disappointed there haven’t been more collaborations,” Welch said. “I think it’s great that things appear to be changing. And if the new president intends to make this a major area of research, it could only be good for the company, the university and the community.”

rmelcer@post-dispatch.com | 314-340-8394

FORWARD-LOOKING STATEMENTS

This free writing prospectus may contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to risks, uncertainty and changes in circumstances, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. All statements contained herein that are not clearly historical in nature are forward-looking and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. The forward-looking statements in this free writing prospectus include statements addressing Covidien’s future financial condition and operating results as well as the anticipated timing and results of the planned spin-off, including its impact on the company’s growth opportunities. Economic, business, competitive or regulatory factors affecting the spin-off transaction and Covidien’s businesses are examples of factors, among others, that could cause actual results to differ materially from those described in the forward-

looking statements. Covidien is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. More detailed information about these and other factors is set forth in Covidien’s registration statement on Form S-1, first filed with the SEC on January 18, 2007.

Covidien Ltd. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Covidien has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-609-720-4333.